FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 4, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report filed in Canada on April 4, 2006, relating to Dr. McPherson stepping down as the Company’s President and Chief Executive Officer following the Annual General Meeting of the Company scheduled for May 17, 2006	3

Press Release of the Company issued on April 3, 2006 relating to the substance of the foregoing Material Change Report	5

Signature	6

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

April 3, 2006

3.	News Release

Biomira issued a news release on Canada NewsWire on April 3, 2006.

4.	Summary of Material Change

On April 3, 2006, Biomira announced that Dr. Alex McPherson will be stepping down as the Company's President and Chief Executive Officer following the Annual General Meeting of the Company scheduled for May 17, 2006.

5.	Full Description of Material Change

On April 3, 2006, Biomira announced that Dr. Alex McPherson will be stepping down as the Company's President and Chief Executive Officer following the Annual General Meeting of the Company scheduled for May 17, 2006.

The Board of Biomira has initiated a search process for Dr. McPherson's successor. Edward Taylor, the Company's Chief Financial Officer and Vice-President, Finance and Administration, has agreed to assume the role of President and Chief Executive Officer on an interim basis, if a successor has not been identified by the date of Dr. McPherson's departure.

The Board expressed its appreciation to Dr. McPherson for the key leadership role he has played in the Company's developments since he joined the Company in 1991 as the President and CEO and his prior involvement with the Board.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 3rd day of April, 2006.

BIOMIRA INC.

By:	Signed “Edward A. Taylor”
Edward A. Taylor
Vice-President Finance & Administration

NEWS RELEASE
FOR IMMEDIATE RELEASE

Dr. Alex McPherson Steps Down as President and CEO of Biomira

- Company Initiates Search for New CEO -

EDMONTON, ALBERTA, CANADA - April 03, 2006 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that Alex McPherson, M.D., Ph.D. will step down as the Company’s President and Chief Executive Officer following the Annual General Meeting scheduled for May 17, 2006. The Board has initiated a search process for Dr. McPherson’s successor. Edward Taylor, the Company’s Chief Financial Officer and Vice President Finance and Administration, has agreed to assume the role of President and Chief Executive Officer on an interim basis, if a successor has not been identified by the date of Dr. McPherson’s departure.

The Board expressed its appreciation to Dr. McPherson for the key leadership role he has played in the Company’s development since he joined the Company in 1991 as the President and CEO and his prior involvement with the Board.

Eric Baker, the Company’s Chairman, commented, “We would like to thank Alex for his tireless work and dedication to Biomira. He leaves the Company as Biomira enters an exciting stage in its lifecycle. As a result of the recent Merck KGaA transaction, Biomira can now embark on a new path and we believe we have the resources to focus on growing our pipeline and leveraging our scientific expertise in the development of peptide-based synthetic-defined antigen vaccines.”

Dr. McPherson commented, “Biomira has been an important part of my life for the past 20 years. The Company has always been committed to the development of products for the treatment of cancer and I am glad to depart with our lead product for non-small cell lung cancer, L-BLP25, poised to commence a phase 3 trial this summer and in the hands of Merck KGaA.”

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.
# # #

Biomira Company Contacts:
Media & Investor Relations
Bill Wickson
Director, Communications & Investor Relations
(780) 490-2818
bwickson@biomira.com

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt	John Capodanno
Financial Dynamics	Financial Dynamics
212-850-5634	212-850-5705
jbirt@fd-us.com	jcapodanno@fd-us.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, particularly the phase 3 clinical trial of L-BLP25 and the ability of Biomira to acquire new pipeline product candidates. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials and in-license new product candidates. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 4, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer